Exhibit 3.2
ARTICLES OF AMENDMENT
TO THE
ARTICLES OF INCORPORATION
OF
RENTAL SERVICE CORPORATION,
an Arizona corporation
     Pursuant to Title 10, Chapter 10 of the Arizona Revised Statutes, the undersigned adopts the following Articles of Amendment for Rental Service Corporation, an Arizona corporation:

FIRST:	The name of the corporation is “Rental Service Corporation”

SECOND:	Article First of the Articles of Incorporation is amended in its entirety to read as follows:

The name of the corporation is “RSC Equipment Rental, Inc.”

THIRD:	The amendment does not provide for an exchange, reclassification or cancellation of issued shares.

FOURTH:	The amendment was adopted the 9th day of February, 2007.

FIFTH:	The amendment was approved by the shareholders of the corporation. The number of outstanding shares of common stock eligible to vote for or against the amendment, the number of votes represented by the unanimous written consent by which the amendment was adopted, and the votes cast for and against the amendment were as follows:

There were 1,000 outstanding shares of common stock, of which 1,000 were entitled to vote on the amendment. There were 1,000 votes present through a unanimous written consent. The stockholders cast 1,000 votes for and 0 votes against approval of the amendment. The number of votes cast in favor of the amendment was sufficient for approval by the voting group.
     IN WITNESS WHEREOF, the undersigned has executed these Articles of Amendment as of this 9th day of February, 2007.

RENTAL SERVICE CORPORATION, an Arizona corporation

By:	/s/ Kevin J. Groman

Name: Title:	Kevin J. Groman Senior Vice President, General Counsel & Corporate Secretary